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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                     SCHEDULE 13D
                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO._______)*


                             CGB&L Financial Group, Inc.
                             --------------------------
                                   (Name of Issuer)

                        Common Stock Par Value, $.01 Per Share
                        --------------------------------------
                            (Title of Class of Securities)

                                        125270
                                        ------
                                    (CUSIP Number)

                                      Dave White
                     R. R. #2, Box 161, Sullivan, Illinois 61951
                     -------------------------------------------
             (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)

                                  September 22, 1998
                                  ------------------
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13 G to report the acquisition that is the subjection of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box. /   /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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CUSIP No. 125270
          ------

-----------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

          Dave White
-----------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)       N/A
          -------------------------
     (b)  -------------------------
-----------------------------------------------------------------------------
3.   SEC Use Only -----------------
-----------------------------------------------------------------------------
4.   Source of Funds (See Instructions)      PF
                                         ------------
-----------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e) N/A
-----------------------------------------------------------------------------
6.   Citizenship or Place of Organization   US Citizen
                                            ----------
-----------------------------------------------------------------------------
Number of      7.   Sole Voting Power
Shares Bene-   --------------------------------------------------------------
ficially by    8.   Shared Voting Power      5,000
Owned by Each  --------------------------------------------------------------
Reporting      9.   Sole Dispositive Power
Person With    --------------------------------------------------------------
               10.  Shared Dispositive Power    5,000
-----------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person    5,000
-----------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)   N/A
-----------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)   5.05
-----------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
                    IN
      -----------------------------------------------------------------------
      -----------------------------------------------------------------------
      -----------------------------------------------------------------------
      -----------------------------------------------------------------------
      -----------------------------------------------------------------------

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ITEM 1.   SECURITY AND ISSUER

This Statement relates to the common stock, $.01 par value per share (the "Shares") of CGB&L Financial Group, Inc., a Delaware corporation (the "Company").

ITEM 2.   IDENTITY AND BACKGROUND

(a)  The name of the reporting person is Dave White.

(b)  Mr. White resides at R. R. #2, Box 161, Sullivan, Illinois.

(c)  Mr. White's principal occupation is a car dealer.

(d) During the last five years, Mr. White has not been convicted in a criminal proceeding (excluding traffic violations or similar violations).

(e) During the last five years, Mr. White has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

(f)  Mr. White is a United States citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

The total amount of funds required by the Reporting Person to acquire the Shares reported in this Schedule 13D was $50,000. The Reporting Person's personal assets were the source of such funds and no funds were borrowed for such purposes.

ITEM 4.   PURPOSE OF THE TRANSACTION

The purpose of the acquisition of the Shares reported in this Schedule 13D by the Reporting Person is for investment, and the purchase of such Shares by the Reporting Person was not made for the purpose of acquiring control of the Company. The Reporting Person may make further purchases of Shares from time to time and may dispose of any or all of the Shares held by him at any time. The Reporting Person does not have any plans or proposals which related to, or could result in, any of the matters referred to in paragraphs (b) through
(j), inclusive, of Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

(a) Reporting Person is the beneficial owner of 5,000 Shares, or approximately 5.05% of the 99,000 Shares outstanding.

(b) The Reporting Person is the direct beneficial owner of 5,000 Shares and has the shared power to vote and dispose of such Shares by virtue of his ownership of these Shares in joint

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     tenancy with his spouse, Beverly White. The Reporting Person may be deemed to share with his spouse, Beverly White, the direct power to vote and dispose of his 5,000 Shares.

(c) Reporting Person and his spouse, Beverly White, purchased the Shares on September 22, 1998 pursuant to the Company's initial public offering of the Shares at a purchase price of $10 per share.

(d)  Not applicable.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Dave White and Beverly White are husband and wife.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

None.

                                      SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

Date: _____________________                    /s/ Dave White
                                      ______________________________________
                                               Signature

                                             Dave White
                                      ______________________________________
                                               Name/Title


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